COMMENTS RECEIVED ON 02/01/2021

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 187

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets.”

C:

The Staff requests we disclose in this section how the adviser determines that an investment is economically tied to an emerging market.

R:

The factors FMR considers in determining whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or

Geographic Region.” In the fund’s SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund and add small and midcap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

3)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since the fund is an emerging markets fund, the Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of the current risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in China. Because the fund concentrates its investments in China, the fund's performance is expected to be closely tied to social, political, and economic conditions in China and to be more volatile than the performance of more geographically diversified funds. In addition, because the fund may invest a significant percentage of assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.”

C:

The Staff requests we explain whether the fund has any current significant investment in any particular industry or group of industries. If so, the Staff requests we disclose and add risks.

R:

The fund does not concentrate its investments in any particular industry or group of industries.  The disclosure will be revised as follows:

“Geographic Concentration in China. Because the fund concentrates its investments in China, the fund's performance is expected to be closely tied to social, political, and economic conditions in China and to be more volatile than the performance of more geographically diversified funds.”

5)

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

Since debt securities are a principal security type, the Staff requests we disclose an investment strategy for the fund’s debt securities in the “Principal Investment Strategies” sections.

R:

Debt securities as a principal investment type were included in error and have been removed from the prospectus.

6)

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy for debt securities. If the policy includes below investment grade securities, the Staff requests we include the term “junk bonds” and add corresponding junk bond risk.

R:

See Response #5 above.

7)

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain whether the fund will invest more than 15% in below investment-grade private residential and commercial mortgage-backed securities. If so, the Staff requests we explain how the fund determined that its investment strategy is appropriate for the open-end structure.

R:

See Response #5 above.

8)

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its

80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80%policy,

the fund would value its derivatives positions using their mark to market values.

9)

“Investment Details” (prospectus)

“Country or Geographic Region”

“The Adviser considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

C:

The Staff requests we explain whether an issuer must meet all of these criteria, multiple criteria, or just one criterion to be considered an emerging markets issuer.

R.   No single factor is determinative and some or all of the factors listed may potentially factor into the Adviser’s determination about whether an investment is economically tied to an emerging market. Accordingly, we have declined to modify disclosure.